Exhibit 2

VUANCE LTD.  (the "Company")
1 Ha’Ma’alit St., Ha’Sharon Industrial Park, Qadima, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The board of directors of the Company (the "Board") invites you to attend the Company's Annual General Meeting of Shareholders (the “Meeting”). The Meeting will be held on September 12, 2010, at 4 p.m. (Israel time), at the Company's principal offices at 1 HaMa’alit St., Ha’Sharon Industrial Park, Qadima, Israel.

We are sending you this Proxy Statement because you hold Ordinary Shares of the Company, NIS 0.00588235 par value each (the "Ordinary Shares"). The Board is asking that you sign and send in your Proxy Card, attached to this Proxy Statement, in order to vote at the Meeting or at any adjournment of the Meeting.

Agenda Items

        The following matters are on the agenda of the Meeting:

(1)	Presentation and discussion of the Company's 2009 financial statements
(2)	Appointment of independent accountant-auditor for 2010
(3)	Election of (non-"external") directors
(4)	Election of a new “external" director
(5)	Increasing the Company's authorized share capital
(6)	Approval of an offering of Ordinary Shares to shareholders of the Company
(7)	Approval of an offer to creditors of the Company to convert the Company's debt to them to Ordinary Shares
(8)	Approval of certain Services Agreements
(9)	Amendment of the Company's "2003 Share Option plan"
(10)	Approval and Ratification of a certain issuance of Ordinary Shares and warrants
(11)	Approval of directors and officers insurance policies
(12)	Letter of Exculpation and Indemnification to the Company’s directors and officers

How You Can Vote

You can vote your shares by attending the Meeting or by completing, signing and returning the Proxy Card.  Attached is the Proxy Card for the Meeting that is being solicited by our Board.  Please follow the instructions on the Proxy Card.  You may change your mind and cancel your Proxy Card by sending us written notice, by signing and returning a Proxy Card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a Proxy Card unless we receive it at our principal offices at the above address, or our registrar and transfer agent receives it, not less than seventy-two (72) hours prior to the time set for the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on August 12, 2010.  You are also entitled to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee, which was one of our shareholders of record at the close of business on August 12, 2010, or which appeared in the participant listing of a securities depository on that date.  We are mailing the Proxy Cards to our shareholders on or about August 4, 2010, and we will solicit proxies primarily by mail. Proxy Cards will be available on the Company’s website http://www.vuance.com on or about August 4, 2010. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  The Company will bear the cost of the solicitation of the Proxy Cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On May 31, 2010, the Company had 7,262,882 outstanding Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Under the Company's articles of association (the "Articles"), the Meeting will be convened properly if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 33.333% of the voting power (the "Quorum").  If within one-half (1/2) hour from the time set for the Meeting a Quorum is not present, the Meeting will be adjourned to the same day, time and place in the next week, or to another date and place as shall be determined by the Board.

Under Israeli law, broker non-votes and abstentions will be counted toward the required Quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

Voting Results

In accordance with the Companies Regulations (Voting in Writing and Position Notices), 5766–2005, shareholders who hold at least five percent (5%) of a company’s outstanding voting rights and shareholders who hold at least five percent (5%) of a company’s outstanding voting rights without taking into consideration the voting rights held by the controlling shareholder of such company, are entitled, following the general meeting, to inspect the signed proxy cards kept by the company at its registered office or at the office of its transfer agent.

ITEM 1 – Presentation and discussion of the Company’s 2009 financial statements

The Board approved the Company's Annual Report on Form 20-F for the year ended December 31, 2009, including the Company's 2009 audited consolidated financial statements (the “Financial Statements”), which may be viewed at the Company's offices during normal business hours.

The Company's financial officers and external accountant-auditor will attend the Meeting and present the Financial Statements. They will be available to respond to questions raised during the Meeting. In accordance with Section 60(b) of the Israeli Companies Law, 5759-1999 (the "Companies Law") you are invited to discuss the Financial Statements and address questions regarding the Financial Statements to the Company's financial officers and accountant-auditor.

ITEM 2 – Appointment of independent accountant-auditor for 2010

               The Board is proposing to continue the Company's long lasting relationship with Fahn Kanne & Co. as the Company's independent accountant-auditor.

The Board is proposing to adopt the following resolution:

RESOLUTION NO. 1

 ”RESOLVED, to appoint Fahn Kanne & Co., as the Company's independent external accountant-auditor for the fiscal year 2010, and to authorize the Board of Directors of the Company to fix the remuneration of such independent accountant-auditor in accordance with the volume and nature of their services.”

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required in order to approve the above Resolution No 1.

ITEM 3 – Election of non-"external" directors

The shareholders are being asked to elect Mrs. Tsviya Trabelsi, Mr. Menachem Mirski and Mr. David Mimon as directors, to hold office until the conclusion of the next annual meeting.

                   Under the Articles, the maximum number of our directors is fixed at ten.  Our Board currently consists of five directors, including two directors who are “external directors”, as such term is defined in the Companies Law. All three directors whose election is proposed hereby were appointed as directors by the Board, pursuant to the power vested in the Board under the Articles, and are members of the Board since July 25, 2010.

Under our Articles, at least three of the directors should be "Independent Directors", who satisfy the applicable independence requirements as defined by our Articles. Both of the current "external directors", as well as Mr. Simon Cohen, who is proposed to be elected as an "external director" (see Item 4 below), and Mr. Mirski qualify as "Independent Directors".

Nominees for Directors

Mr. Menachem Mirski serves as an "Independent Director" in the Company since July 25, 2010, and he is a member of the Company's Audit Committee. Mr. Mirski is the founder and a partner of Raz - El Ltd., a software and system development company located in Israel. He has more than 25 years of significant experience and expertise as a software developer and project manager for embedded real time systems, including RF-based systems. Mr. Mirski holds a Bachelor of Science in Computer and Electrical Engineering from Ben-Gurion University.

Mrs. Tsviya Trabelsi serves as the chairman of the Board and as a director in the Company since July 25, 2010. Mrs. Trabelsi is a Certified Public Accountant with more than 20 years of extensive accounting and financial management experience in Israel and the United States. Mrs. Trabelsi is currently the CFO of Sigma Wave Ltd., a Wireless and Internet based company ("Sigma"), and also President and Director of Klikot Inc., an Internet based company. Mrs. Trabelsi holds a BA in Economics and Accounting from the University of Tel-Aviv.

Mrs. Trabelsi, in concert with her family members, is the controlling shareholder of Sigma. Sigma may be deemed to be a "controlling shareholder" of the Company, for the purpose of the Companies Law (See Item 7 below). Mrs. Tabelsi is the sister of Mr. David Mimon, one of our directors.

Mr. David Mimon serves as a director in the Company since July 25, 2010. Mr. Mimon is an Israeli advocate and notary with extensive experience in providing legal representation and consulting services to individuals and companies in various areas of the law.  He is the owner of a legal practice with offices in Netanya and Haifa, Israel. Mr. Mimon holds a LLM from the University of Tel-Aviv. Mr. Mimon is the brother of Mrs. Tabelsi, our Chairman of the Board.

The written statements made by each of Mr. Mirski, Mrs. Trabelsi and Mr. Mimon pursuant to the Companies Law are attached hereto as Appendices A1, A2 and A3, respectively.

The following resolutions are proposed to be adopted:

RESOLUTION NO. 2A

“RESOLVED, to elect Mr. Menachem Mirski to the Board of Directors of the Company to hold office until the conclusion of the next annual meeting.”

RESOLUTION NO. 2B

“RESOLVED, to elect Mrs. Tsviya Trabelsi to the Board of Directors of the Company to hold office until the conclusion of the next annual meeting.”

RESOLUTION NO. 2C

“RESOLVED, to elect Mr. David Mimon to the Board of Directors of the Company to hold office until the conclusion of the next annual meeting.”

        The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to approve the above Resolutions No.2A, 2B and 2C.

ITEM 4 – Election of an "external" director

                   In accordance with the Companies Law and the relevant regulations, the Company, as a public company, must have at least two “external directors” who meet the statutory requirements of independence. An “external director” serves for a term of three years, which may be extended once for an additional three-year term. The Company wishes to appoint a new “external director” due to the fact that the second three-year term of Mrs. Brikman as “external director” will expire on October 17, 2010. An “external director” can be removed from office only under limited circumstances. All of the “external directors” must serve as members of the Company’s audit committee (the "Audit Committee"), and at least one “external director” must serve on each committee of the Board.

                   The shareholders are being asked to elect Mr. Simon Cohen to serve as an “external director” under the Companies Law for a three-year term, commencing on September 15, 2010.

Mr. Simon Cohen is a Certified Public Accountant with extensive accounting, tax and management experience in Israel Tax Authority. Mr. Cohen is currently the CEO of "Hamal" network of 90 educational institutions, Director of Mishan Ltd - a network of 9 Quality Senior living centers, Director of BAZAR Company Ltd - an Asset management Company, and Director of "Sport Club" Ltd - a network of country clubs in Israel, and Director of the "Histadrut" Fund for the growth.  Mr. Cohen holds a BA in Economics and Accounting from the Ben-Gurion University, and MA in Economics from Ben-Gurion University.

                  The Board recommends that the Mr. Simon Cohen will be elected, at the Meeting, as an “external director”. The Board has found that Mr. Simon has all necessary qualifications required under the Companies Law, the regulations promulgated thereunder and the Articles to serve as an "external director" with "accounting and financial expertise". If elected at the Meeting, Mr. Simon Cohen will serve as external director for an initial three-year term ending on September 14, 2013.

 The written statement made by Mr. Cohen pursuant to the Companies Law is attached hereto as Appendix B.

The Board is proposing to adopt the following resolution:

RESOLUTION NO. 3

”RESOLVED, to elect Mr. Simon Cohen as an “external director” for a three-year term commencing on September 15, 2010”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the above Resolution No. 3. In addition, the shareholders’ approval must either (i) include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or (ii) the total Ordinary Shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares. Under the Companies Law, in general, a person will be deemed to be a “controlling shareholder” of a company if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

ITEM 5 – Increasing the Company's authorized share capital

As of May 31, 2010, 10,909,081 of the Company's 12,000,000 Ordinary Shares were issued or reserved for issuance under the Company's option plans, warrants and convertible bonds.

In order for the Company to be able to issue shares, including under the transactions described in items (6), (7) and (9) herein, the Company's authorized share capital must be increased.

The Board is proposing to adopt the following resolution:

RESOLUTION NO. 4

“RESOLVED, to increase the authorized (registered) share capital of the Company to NIS 305882.2, consisting of 52 million Ordinary Shares, of NIS 0.00588235 par value each, and to amend the Memorandum of Association and Articles of the Company accordingly.”

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to adopt the above Resolution No. 4.

ITEM 6 - Approval of a private placement of the Company's shares to major shareholders of the Company

As a result of the difficulties in the economical environment in which the Company operates, and the tight credit markets, the Company may require, during the next 12 months, funding in the amount of up to USD 1 million, in order to finance its operations and fulfill its business plans.

The Audit Committee and the Board have resolved that the Company will endeavor to raise such funds by offering to the major shareholder of the Company to subscribe to Ordinary Shares.

If approved by the shareholders, the Board will be authorized to offer, from time to time, to the shareholders of the Company holding 5% or more of the issued and outstanding share capital of the Company at the time of such offering (the "Major Shareholders") to subscribe for and purchase Ordinary Shares, on a pro rata basis, at a price per share that will be determined by our Board (the "Offering"). The Board will be authorized to make such Offering to the Major Shareholders, from time to time, based on the Company's needs, during a 12 month period following the approval of the shareholders; provided that each such Offering will be in an aggregate amount of not less than USD 50,000 and not more than USD 200,000, and further provided, that the aggregate amount of all such Offerings will not exceed USD 1,000,000. The Board will also be authorized to set all other terms of such Offerings, including, inter alia, the re-offering to the Major Shareholders who elected to purchase their entire pro rata share of the Offering, of Ordinary Shares that have not been subscribed for by other Major Shareholders in such Offering.

The Board has resolved that the Audit Committee will oversee the Offerings and will make recommendations to the Board with respect to the terms of the Offerings.

The Board believes that the Offerings will provide the Company with a flexible vehicle to raise funds as it may find necessary to achieve its goals.

Under Israeli law, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of: (i) 25% or more of the voting power in the company, unless there is already another holder of 25% or more of the voting power in the company, or (ii) more than 45% of the voting power in the company, unless there is already another holder of more than 45% of the voting power in  the company. This rule does not apply in certain instances, among them if the acquisition was made in a private placement that received shareholder approval as a private placement that is intended to vest in the purchaser (i) 25% or more of the voting power in the company if there is no other shareholder holding 25% or more of such voting power, or (ii) 45% of the voting power in the company if there is no other shareholder holding 45% of such voting power, respectively.

It is contemplated that Sigma will be one of the Major Shareholders who would participate in the Offerings (see Item 3 above and Item 7 below). Since the Offerings may result in Sigma increasing its voting power in the Company to more than 25% or even 45%, the shareholders are asked to approve that the purchase by Sigma of Ordinary Shares in the framework of the Offerings is a private placement the purpose of which is to vest in Sigma 25% or more or even 45% or more of the voting power in the Company.

The Board is proposing to adopt the following resolution:

RESOLUTION NO. 5

“RESOLVED, the Board of Directors (the "Board") is hereby authorized to offer, from time to time, to the shareholders of the Company holding 5% or more of the issued and outstanding share capital of the Company at the time of such offering (the "Major Shareholders") to subscribe for and purchase Ordinary Shares, on a pro rata basis, at a price per share that will be determined by the Board (the "Offering"). The Board is authorized to make such Offering to the Major Shareholders, from time to time, based on the Company's needs, during a 12 month period following the date of this resolution; provided that each such Offering will be in an aggregate amount of not less than USD 50,000 and not more than USD 200,000, and further provided, that the aggregate amount of all such Offerings will not exceed USD 1,000,000. The Board is also authorized to set all other terms of such Offerings, including, inter alia, the re-offering to the Major Shareholders who elected to purchase their entire pro rata share of the Offering, of Ordinary Shares that have not been subscribed for by other Major Shareholders in such Offering.

It is hereby approved that the purchase by Sigma Wave Ltd. of Ordinary Shares in the framework of the Offerings is a private placement the purpose of which is to vest in Sigma Wave Ltd. 25% or more or even 45% or more of the voting power in the Company."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to adopt the above Resolution No.5. In addition, the shareholders’ approval must either (i) include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or (ii) the total Ordinary Shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares. Under the Companies Law, in general, a person will be deemed to be a “controlling shareholder” of a company if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

ITEM 7 - Approval of an offer to certain creditors of the Company to convert the Company's debt to them to shares of the Company

The Company has substantial debts to various creditors, which debts impose a heavy burden on the Company's ability to operate and grow in accordance with its strategic plans.

The Board has resolved that it is in the best interest of the Company to afford certain major creditors of the Company with the opportunity to convert the amounts owed to them into Ordinary Shares.

If approved by the shareholders, the Board will offer to each of the creditors of the Company listed in Appendix C hereto (the "Creditors") the right to purchase Ordinary Shares, by means of a set off against the then total outstanding debt to such Creditor, at a price of USD 0.09 per Ordinary Share.  A Creditor will be entitled to purchase Ordinary Shares as aforesaid, only if he executes, prior to the purchase, a "Forgiveness Consent" for 60% of the Company's total outstanding debt to him.

The Company was informed of, and granted its consent to, the intention of Sigma and one of the Creditors, which also holds a warrant to purchase Ordinary Share of the Company, to enter into a transaction pursuant to which such creditor will transfer, assign and make over unto Sigma, all of such creditor's rights, title, obligations and interest towards the Company, including such debt and warrant. The Company was also informed that the consummation of such transfer and assignment is, among other conditions, subject to, and may take place immediately after, the Company's shareholders adopt the resolution set forth in this Item 7 or on earlier date as Sigma may elect.

Sigma is currently holding approximately 5.49% of the Company’s issued and outstanding share capital and has additional voting power through voting agreements entered into with Mr. Eli Rozen, and Mr. Avi Landman, shareholders of the Company holding approximately 11.17% of the Company's issued and outstanding share capital.

Sigma is controlled by the chairman of the Board (See Item 3 above).

It is, therefore, contemplated that Sigma will be one of the Creditors who would participate in the Company's offering to purchase Ordinary Shares by converting the Company's debt to them. Since such the offerings may result in Sigma increasing its voting power in the Company to more than 25% or even 45%, the shareholders are asked to approve that the purchase by Sigma of Ordinary Shares in the framework of the offering to the Creditors is a private placement the purpose of which is to vest in Sigma 25% or more or even 45% or more of the voting power in the Company (see Item 6 above).

The Board is proposing to adopt the following resolution:

RESOLUTION NO. 6

“RESOLVED, the Board of Directors (the "Board") is hereby authorized to offer to each of the creditors of the Company listed in Appendix C hereto (the "Creditors") the right to purchase Ordinary Shares, by means of a set off against the then total outstanding debt to such Creditor, at a price of USD 0.09 per Ordinary Share.  A Creditor will be entitled to purchase Ordinary Shares as aforesaid, only if he executes, prior to the purchase, a "Forgiveness Consent" for 60% of the Company's total outstanding debt to him in a form approved by the Board. The Board is also authorized to set all other terms of such offering, including, inter alia, its timetable.

It is hereby approved that the purchase by Sigma Wave Ltd. of Ordinary Shares in the framework of the offerings to the Creditors is a private placement the purpose of which is to vest in Sigma Wave Ltd. 25% or more or even 45% or more of the voting power in the Company."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to adopt the above Resolution No.6. In addition, the shareholders’ approval must either (i) include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or (ii) the total Ordinary Shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares. Under the Companies Law, in general, a person will be deemed to be a “controlling shareholder” of a company if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

ITEM 8 – Approval of Services Agreements

On July, 8, 2010, the Audit Committee and the Board adopted a resolution to approve the Services Agreement between the Company and each of (1) Mr. Eli Rozen, (2) Mr Yaakov Hassan (3) Mr. Avi Landman, attached hereto as Appendices D1, D2 and D3, respectively.

The Board believes that the services to be provided by such persons, who are the founders of the Company, are essential for the business of the Company.

When approved by the Audit Committee and the Board as aforesaid, Mr. Rozen and Mr. Landman, served as directors of the Company. Both individuals have since resigned from the Board.

The Board is proposing to adopt the following resolution:

RESOLUTION NO. 7

“RESOLVED, to approve the execution and delivery by the Company of the Services Agreements, substantially in the forms set forth in Appendices D1, D2 and D3, respectively, to the Proxy Statement relating to the Annual General Meeting of the Company at which this resolution is being adopted.”

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to adopt above Resolution No. 7.

ITEM 9 – Amendment of the Company's "2003 Share Option Plan"

Currently, all of the Ordinary Shares authorized and reserved for issuance under the Company's 2003 Share Option Plan (the "Plan") are already reserved for issuance under outstanding options that were granted in the past to pursuant to the Plan. As a result, the Company is unable to grant any additional options under the Plan.

The Board recognizes the importance of maintaining a sufficient number of Ordinary Shares reserved and authorized for issuance in the next few years to be able to retain and motivate our employees as our company intends to grow. In order to continue the grant of options under the Plan, the Board has approved an amendment to the Plan providing for an increase of 4,000,000 Ordinary Shares to the number of Ordinary Shares reserved and authorized for issuance under the Plan.

The Board is proposing to adopt the following resolution:

RESOLUTION NO. 8

“RESOLVED, to approve the amendment of the Company's 2003 Share Option Plan by increasing the number of Ordinary Shares reserved and authorized for issuance under such plan by 4,000,000 Ordinary Shares."

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to adopt above the above Resolution No. 8.

ITEM 10 – Approval and Ratification of a certain issuance of Ordinary Shares and warrants

As a result of the difficulties in the economical environment in which the Company operates, and the tight credit markets, during March, 2010, the Company required immediate funding in order to finance its operations.

Accordingly, on March 10, 2010, the Board approved a private placement of 1,538,461 of the Company’s Ordinary Shares to Mr. Yitzchak Babayov ("Babayov"), at a price per share of USD 0.13, which was equal to the average closing price of the Ordinary Shares during the 10 trading days prior to the approval of the Board as aforesaid. In addition, the Company granted to Babayov concurrently therewith warrants to purchase 535,846 additional Ordinary Shares, at a price per share of USD 0.15. The shares issued to Babayov constituted, immediately after their issuance, approximately 21.18 percent of the Company's total number of issues and outstanding shares. Had the warrants granted to Babayov been exercised in full immediately after their issuance, the Ordinary Shares that would have been received by Babayov as a result of such exercise would have constituted approximately 6.87 percent of the Company's total number of issues and outstanding shares.

Under the Companies Law, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting power in the company, unless there is already another holder of 25% or more of the voting power in the company. However, this rule does not apply in certain instances, among them if the acquisition was made in a private placement that received shareholder approval as a private placement that is intended to vest in the purchaser 25% or more of the voting power in the company if there is no other shareholder holding 25% or more of such voting power.

Although the Board believes that the purchase by Babayov of the Ordinary Shares and receipt by him of the warrants did not require a tender offer, the Board decided, nevertheless, in order to be on the safe side, to ask the shareholders to approve and ratify that the purchase by Babayov of the Ordinary Shares and receipt of the warrants in March 2010 was a private placement the purpose of which was to vest in Babayov 25% or more of the voting power in the Company.

The Board is proposing to adopt the following resolution:

RESOLUTION NO. 9

“RESOLVED, to approve and ratify that the purpose of the private placement to Mr. Yitzchak Babayov on March 10, 2010 of 1,538,461 Ordinary Shares and warrants to purchase additional 535,846 Ordinary Shares, was to vest in Mr. Babayov 25% or more of the voting power in the Company.

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to adopt the above Resolution No11.

ITEM 11 – Approval of directors and officers insurance policies

The Audit Committee and the Board believe that in order to induce individuals to serve as directors and officers of the Company, it is critical that the Company maintain adequate directors and officers insurance. Therefore, the Audit Committee and the Board believe that it is necessary to continue and procure insurance for its directors and officers.

At the Meeting, the Company's shareholders will be asked to empower the Board to select and approve the directors and officers insurance policy for a five year period beginning  July 25, 2010, for a limitation of liability coverage of up to USD 5 million (the "D&O Insurance Policy").

In addition, the Company's shareholders will be asked to empower the Board to select and approve a "run off" insurance policy, in case that the insurance company informs the Company that due to a "Change in Control Event" it terminates the then current D&O Insurance Policy.  The "run off" insurance policy shall provide liability coverage for directors and officers for a period of 7 years, for a limitation of liability coverage of up to USD 1 million  (the "Run-off Policy").

Both the D&O Insurance Policy and the Run-off Policy shall be acquired from reputable insurance companies and shall be in forms standard for such policies.

The above policies will cover the incumbent directors and officers of the Company as well as directors and officers of the Company that will be appointed in the future from time to time.

The Board is proposing to adopt the following resolution:

RESOLUTION NO. 10

“RESOLVED, to empower the Company's Board of Directors to select and approve the acquisition by the Company of the D&O Insurance Policy and the Run-off Policy, pursuant to the terms set forth in the Proxy Statement relating to the Annual General Meeting of the Company at which this resolution is being adopted. “

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to adopt this Resolution No. 11. In addition, the shareholders’ approval must either (i) include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or (ii) the total Ordinary Shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares. Under the Companies Law, in general, a person will be deemed to be a “controlling shareholder” of a company if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company

ITEM 12 – Letters of Exculpation and Indemnification to the Company’s directors and officers

Under the Companies Law, an Israeli company may not exempt an office holder (as such term is defined in the Companies Law and includes directors and members of senior management) from liability with respect to a breach of his or her duty of loyalty, but may exempt or exculpate an office holder in advance from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care (except in connection with distributions), provided that the articles of association of the company allow it to do so. The Articles of the Company allow it to exempt and exculpate its office holders to the fullest extent permitted by law.

Our Articles also provide that we may indemnify an office holder for the following cases of liability and expenses incurred by him or her as a result of an act done by him or her by virtue of being an office holder:

•
financial liability imposed upon said office holder in favor of another person by virtue of a decision by a court of law, including a decision by way of settlement or a decision in arbitration which has been confirmed by a court of law;

•	reasonable expenses of the proceedings, including lawyers’ fees, expended by the office holder or imposed on him by the court for:

(1) Proceedings issued against him by or on behalf of the Company or by a third party;
(2) Criminal proceedings in which the office holder was acquitted; or
(3) Criminal proceedings in which he was convicted in an offense, which did not require proof of criminal intent; or
•	Any other liability or expense for which the indemnification of an officer holder is not precluded by law.

The Board proposes to exculpate its directors and other office holders from, and indemnify them for, all liability as set forth in the Letter of Exculpation and Indemnification in the form attached hereto as Appendix E, which was approved by the Audit Committee and the Board on August 1, 2010.

The Audit Committee and Board believe that providing such exculpation and indemnification to its office holders is an important factor in attracting and retaining highly-qualified individuals to serve the Company and in motivating such individuals to devote their maximum efforts toward the advancement of the Company.

The Board is proposing to adopt the following resolution:

RESOLUTION NO. 11

“RESOLVED, that the Company may exculpate its directors and other office holders, including persons who may serve from time to time in the future as office holders of the Company (whether or not such office holder may be deemed to be a controlling shareholder), from, and indemnify them for, liability by providing the directors and other office holder with a Letter of Exculpation and Indemnification substantially in the form set forth in Appendix E to the Proxy Statement relating to the Annual General Meeting of the Company at which this resolution is being adopted."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to adopt this Resolution No. 12. In addition, the shareholders’ approval must either (i) include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or (ii) the total Ordinary Shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares. Under the Companies Law, in general, a person will be deemed to be a “controlling shareholder” of a company if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company

By Order of the Board of Directors. Tsviya Trabelsi Chairman of the Board of Directors

Dated:  4 August , 2010

Vuance Ltd.

Proxy Card pursuant to Companies Regulations (Voting in Writing and Position Notices), 5766–2005

Part 2

Name of company:	Vuance Ltd.
Mailing address:	Ha’Sharon Industrial Park, P.O.B. 5039, Qadima 60920, Israel
Company’s registry number:	52-004407-4
Date of general meeting:	September 12, 2010
Type of general meeting:	Annual
Record Date:	August 12, 2010

Shareholder’s details
Name:
ID number:
If the shareholder is not an Israeli citizen:
Passport number:
Date of issuance of passport:
Date of expiration of passport:
If the shareholder is a corporation:
Registry number:
Incorporation state:

Resolution Number	Vote 1			For the matter of approving Resolutions No. 5, 6, 10, 11 pursuant to section 275 to the Companies Law – do you have a personal interest in the resolution?2		For the matter of election of external director (Resolution No. 3) (section 239(b) of the Companies Law) – are you a controlling shareholdert?2
	For	Against	Abstain	Yes	No	Yes	No
1
2A
2B
2C
3
4
5
6
7
8
9
10
11

Date	Signature

* Please elaborate on the next page
1 If this section will not be signed, you will be deemed as if you have signed "abstain".
2 A shareholder who will not fill in this column, or who will mark "Yes" and not elaborate, his vote will not be counted.

Shareholders holding shares through a Stock Exchange Member (חבר בורסה)(according to section 177(1) of the Companies Law) – this proxy will be valid only if an ownership authorization is attached, except when the voting is via the Internet.

Shareholders registered in the Shareholders Registry – the proxy will be valid if a copy of ID/Passport/Certificate of Incorporation is attached.

Additional Details
Following are details concerning my having a personal interest in Resolutions 5, 6, 10, 11:

Following are details concerning my being a controlling shareholder:

Date	Signature

Appendix A1

To Vuance Ltd.

Statement of Candidate for Director

1.
I the undersigned, Menachem Mirski, agree to act as director in Vuance Ltd. (“the company”) and hereby declare, according to clause 224B of the Companies Law 1999 (“The Companies Law”) in writing as follows

a.	I have the necessary skills and the ability to dedicate the necessary time to carry out my position as a director in the company, including:

I.	Education

Electronics and computer engineer;

II.	Member of Directorates:

none

III.	Professional experience:

25 years of experience in developing software, project management for integrated systems, realtime systems including communication systems;

b.
The limitations determined in sections 226 and 227 of the Companies Law do not apply to me, that is: I have not been convicted in a conclusive ruling in any of the crimes according to sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law 1977 and according to sections 52c, 52d, 53(a) and 54 of the Securities Law 1968; I have not been convicted in a court of law outside of Israel of crimes of bribery, fraud, Corporate Manger’s crimes or crimes of misuse of internal data; and I have not been convicted of any other crime for which the court determined that due to its essence, circumstances or seriousness, I am not worthy of acting as a director in a public company.

2.	I hereby add and declare that I am not a minor, incapacitated and have not been declared bankrupt.

3.
I further declare that I come as an “Independent Director” as defined in the company’s articles of association, and amongst other things I declare that I meet the terms of fitness for appointing an outside Director determined in section 240(b) to (e) of the Companies Law.

As evidence I sign:
Date: July 8, 2010
Signature: /s/ Menachem Mirski
ID 53595575

Appendix A2

To Vuance Ltd.

Statement of Candidate for Director

1.
I the undersigned, Tsviya Trabelsi, agree to act as director in Vuance Ltd. (“the company”) and hereby declare, according to clause 224B of the Companies Law 1999 (“The Companies Law”) in writing as follows

a.	I have the necessary skills and the ability to dedicate the necessary time to carry out my position as a director in the company, including:

I.	Education

Accountant and BA in Economics and Accounting.

II.	Member of Directorates:

Sigma Waves Inc.
Klikot Inc.

III.	Professional experience:

Much experience in accounting and auditing, Finance Management and accounting in different companies, experience with the tax system in Israel and the US.

b.
The limitations determined in sections 226 and 227 of the Companies Law do not apply to me, that is: I have not been convicted in a conclusive ruling in any of the crimes according to sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law 1977 and according to sections 52c, 52d, 53(a) and 54 of the Securities Law 1968; I have not been convicted in a court of law outside of Israel of crimes of bribery, fraud, Corporate Manger’s crimes or crimes of misuse of internal data; and I have not been convicted of any other crime for which the court determined that due to its essence, circumstances or seriousness, I am not worthy of acting as a director in a public company.

2.	I hereby add and declare that I am not a minor, incapacitated and have not been declared bankrupt.

As evidence I sign:
Date: July 8, 2010
Signature: /s/ Tsviya Trabelsi

Appendix A3

To Vuance Ltd.

Statement of Candidate for Director

1.
I the undersigned, David Mimon, agree to act as director in Vuance Ltd. (“the company”) and hereby declare, according to clause 224B of the Companies Law 1999 (“The Companies Law”) in writing as follows

a.	I have the necessary skills and the ability to dedicate the necessary time to carry out my position as a director in the company, including:

I.	Education

Adv. and notary;

II.	Member of Directorates:

none.

III.	Professional experience:

Director of law firm for past 22 years, specializing in the following fields: civil law, commercial law, companies, accompanying companies and individuals in crisis and debt payment settlements. Much experience in these fields.

Before receiving license for practicing law, served as VP + Financial Director of a diamonds and jewelry company for 3 years and taught physics in a high school.

b.
The limitations determined in sections 226 and 227 of the Companies Law do not apply to me, that is: I have not been convicted in a conclusive ruling in any of the crimes according to sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law 1977 and according to sections 52c, 52d, 53(a) and 54 of the Securities Law 1968; I have not been convicted in a court of law outside of Israel of crimes of bribery, fraud, Corporate Manger’s crimes or crimes of misuse of internal data; and I have not been convicted of any other crime for which the court determined that due to its essence, circumstances or seriousness, I am not worthy of acting as a director in a public company.

2.	I hereby add and declare that I am not a minor, incapacitated and have not been declared bankrupt.

As evidence I sign:
Date: July 8, 2010
Signature: /s/ David Mimon

Appendix B

To Vuance Ltd.

Statement of Candidate for External Director
According to sections 240-241 of the Companies Law 1999 (“the Companies Law”)

I the undersigned, Shimon Cohen, ID no. 024129595 declare that I am a resident of Israel and that I meet the terms of fitness for appointing an outside Director of Vuance Ltd. (“the company”) according to the provisions of the Companies Law 1999 (“The Companies Law”) and the Companies Regulations (terms for directors with accounting and financial expertise and a director with professional fitness) 2005 (“Companies Regulations”), as follows: in accounting determined in section 240(b) to (e) of the Companies Law.agree to act as director in Vuance Ltd. (“the company”) and hereby declare, according to clause 224B of the Companies Law 1999 (“The Companies Law”) in writing as follows:

1.	I am fit to be appointed as director in the company.

2.	I have the necessary skills and the ability to dedicate the necessary time to carry out my position as a director in the company, including:

I.	Education

Accounting, Economics, Law;

II.	Member of Directorates:

Mishan Ltd.
Culture and Sports Centers Ltd.
Betser Ltd.

III.	Professional experience:

3.
I am “professionally fit” or have accounting and financial expertise, in accordance with the Companies Law and Regulations in accordance with the provisions of the Companies Regulations, according to the version at the time this declaration is signed.

4.
The limitations determined in sections 226 and 227 of the Companies Law do not apply to me, that is: I have not been convicted in a conclusive ruling in any of the crimes according to sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law 1977 and according to sections 52c, 52d, 53(a) and 54 of the Securities Law 1968; I have not been convicted in a court of law outside of Israel of crimes of bribery, fraud, Corporate Manger’s crimes or crimes of misuse of internal data; and I have not been convicted of any other crime for which the court determined that due to its essence, circumstances or seriousness, I am not worthy of acting as a director in a public company.

5.	I am aware that the notification requirements apply to me by virtue of sections 226 and 227 of the Companies Law and I undertake to meet them as required.

6.	I am not a minor, incapacitated and have not been declared bankrupt.

7.	Select one of the two options below and cross out the other:

☒ At the time of the appointment and two years prior to this date, I, my relatives, partners, employers, those I am subordinate to directly or indirectly, a corporation I have control in, have no connection to the company, to anyone who has control in the company at the time of the appointment, or any other corporate;

Regarding this section-

“Connections” - work relations, business or professional ties, control, serving in a position, with the exception of the position of director appointed as outside director in a company about to offer shares to the public for the first time.

“Other corporate”- a corporate where the control at the time of the appointment or two years prior to this date, is the company or the holder of controller interests of the company.

“The date of the appointment”- the date the general meeting appoints me as an outside director, according to section 239)b) of the law.

Alternatively:

☐ Between myself and the company, at the time of the appointment or in the two years prior to this date, there are negligible business or professional ties that started before the date of the appointment as an outside director and are not considered a “connection” as stated in the Companies Regulations (matters that are not considered connections) 2006 (hereinafter: “Connection Regulations”). The provisions of these regulations as existing at the time of the signing of this statement are specified in appendix A attached to this statement. These ties are as specified below.

8.	My position and other business does not or will not create a conflict of interests with my position as outside director and will not affect my ability to serve as an outside director.

9.	In all of the companies where I act as a director, there is no person serving as an outside director that is a director in your company.

10.	I am not an employee of the Israel Securities Authority or the Stock Exchange.

11.
I am aware that by law I cannot serve as a position holder in your company, to be employed by the company or to provide paid professional services, directly or indirectly, including through a corporation in my control, unless two years passed from the end of my position as outside director in the company.

12.
I am aware that this statement will be brought before the appointing factor before the appointment and the calling of the General Meeting with the appointment agenda for purposes of examining my fitness to serve as an outside director in the company.

13.
I am aware and agree that subject to the approval of the general meeting of the company shareholders, I will be paid the maximum amount determined in the second and third addition to the Cokmpanies Regulations (regulations regarding payment and expenses to an outside director) 2000, according to the company’s ranking as specified in appendix B of this statement, valid from the start of my appointment and I will not be entitled to any additional payment from the company for my service as an outside director/

14.
I undertake to meet all of the legal requirements applying to directors and outside directors and to carry out the position to the best of my ability for the benefit of the company. If any concern arises, to my knowledge and/or that will be brought to my knowledge, according to which I will fail to meet a term of the terms and/or the statements above or a concern regarding a breach of trust I am obligated to the company (as determined in section 254 of the law), I will immediately notify the Chairman of the Directorate and the company.

I am aware that this statement will be attached to an immediate report the company will publish, that will be available to the public for review.

As evidence I sign:
Date: August 1, 2010
Signature: /s/ Shimon Cohen

Appendix C

Eli Rozen	1
Jacob Hassan	2
Avi Landman	3
Chaim Schulman	4
Ron Peer	5
Moshe Wolfson	6
Eyal Tuchman	7
Eli Basson	8
Israel Kalman	9
Lior Matza	10
Gery Geva	11
Yossi Avraham law firm	12
White & Case	13
Avi Ben Ar	14
Periscope	15
Seco System	16
Brevan Howard Master Fund Limited	17
Special Situations Fund III, Q.P .P.. - SSFQP	18
Special Situations Cayman Fund, L.P. - Cayman	19

Appendix D1

Services Agreement

This Services Agreement (the “Agreement”) is made and entered into as of July 8, 2010, by and between Vuance Ltd., a company existing under the laws of the State of Israel (the “Company”) and Eli Rozen, I.D. # 067341313 (the “Service Provider”).

Whereas	the Company and the Service Provider are parties to a certain Service Agreement, dated as of November 1, 2001, which provides that the Service Provider will render to the Company certain services, including services as the Chairman of the Board of Directors of the Company (such agreement, as amended, the “Existing Service Agreement”); and

Whereas	the Service Provider has recently submitted a resignation letter from the Board of Directors of the Company; and

Whereas
the Company is aware of the Service Provider’s skills and abilities and desires to continue to receive from the Service Provider consulting services pursuant to the terms and conditions as set forth in this Agreement even after such resignation will become effective; and

Whereas	the Service provider agrees to provide such services to the Company on such terms and conditions;

Now, therefore, the parties hereto agree as follows:

1.	General

	1.1	The preamble to this Agreement constitutes an integral part hereof.

	1.2	The headings of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in interpreting this Agreement.

2.	The Services

Subject to the approval of this Agreement by the appropriate organs of the Company as required by applicable law (the “Approvals”), the Company hereby engages the Service Provider and the Service Provider hereby agrees to provide the Company with ongoing consulting services as may be reasonably required by the Company (the “Services”), commencing on July 8, 2010 (the “Effective Date”). The Services shall be rendered in a diligent, conscientious and professional manner, pursuant to guidelines and procedures set forth by the Board of Directors of the Company from time to time.

2.1
The Service Provider acknowledges that the Services will require devotion of time and attendance according to the needs of the Company. The Services shall be to the satisfaction of the Company, as determined in the unrestricted discretion of the Board of Directors of the Company.

3.	Representations and Warranties of the Service Provider

The Service Provider represents and warrants the following:

3.1
That subject to the receipt of the Approvals, there are no legal, contractual or any other restrictions limiting his ability to perform the Services under this Agreement in accordance with the terms hereof.

	3.2	That he has the necessary knowledge and experience and is capable of competently and diligently providing all the services under this Agreement.

3..3
That, subject to the payment by the Company of the consideration due to him under the Existing Service Agreement or such amount in lieu thereof as may be determined according to a general debt settlement arrangement which the Company contemplates to bring to the approval of the court pursuant to Section 350 of the Companies Law, 1999-5760, or any other general debt arrangement, he irrevocably waives any claims he has and/or will have against the Company arising from or in connection with the Existing Service Agreement or the termination thereof. The Service Provider agrees that in such general debt settlement arrangement, he will be entitled to an amount equal to 40% of the consideration due to him as at the Effective Date under the Existing Services Agreement.

4.	Term and Termination

4.1
Subject to the receipt of the Approvals, this Agreement shall enter into force and effect on the Effective Date and shall continue in force until the earliest of: (i) the second anniversary of the Effective Date, (ii) the termination, for any reason, of the Company’s Registru Project in Moldova (the “Project”), including in the event of sale by the Company of the Project or the assignment by the Company of its rights and obligations with respect thereto, and (iii) the termination of this Agreement pursuant to the provisions hereof or applicable law.

	4.2	The Service Provider may terminate this Agreement by providing thirty (30) days prior written notice to the Company.

4.3
This Agreement may be terminated by the Company immediately, by written notice to the Service Provider, upon the occurrence of any of the following events: (a) a perpetration by the Service Provider of a criminal offence, or a breach of trust or impairment to the Company, its monies, property, assets or employees by the Service Provider; (b) a breach of the Service Provider’s undertakings with regard to confidentiality, intellectual property or non-competition; (c) any other breach by the Service Provider of this Agreement which has not been cured within thirty (30) days following receipt of a written notice of such breach.

4.4
In any event of termination of this Agreement for any reason whatsoever, the Service Provider shall assist the Company with an orderly transfer of all of the Service Provider’s activities to any other person or entity chosen by the Company.

5.	Consideration

	5.1	The Company shall pay the Service Provider for the Services an annual fee (the “Consideration”) equal to two percent (2%) of the Company’s gross annual receipts from the Project.

The Consideration shall be payable to the Service Provider in twelve (12) consecutive monthly installments, in arrears, each by no later than the tenth (10th) day of the applicable month.

In the event of the sale of the Project by the Company, including through the assignment by the Company of its rights and obligations with respect thereto, during the term hereof, the Company shall pay to the Service Provider an amount of $240,000 less the total amount of Consideration theretofore paid to him).

5.2
In addition to the Consideration, and for as long as the Service Provider shall provide the Company with the Services under this Agreement, the Company shall bear all reasonable costs and expenses incurred by the Service Provider in connection with the Services, in accordance with the Company’s reimbursement rules and procedures in force from time to time.

5.3
Other than as expressly provided for in this Agreement, the Service Provider shall not be entitled to any other payment or consideration of any type or nature whatsoever, including, without limitation, any fees, bonuses, reimbursement for expenses or the like.

	5.4	Each payment shall be made against an invoice issued by the Service Provider, to the full satisfaction of the Company. Applicable Value Added Tax shall be added to each payment.

5.5
Subject to the provision of section 5.4, the payments to be made by the Company to the Service Provider hereunder are inclusive of all taxes, levies and other compulsory payments of any kind, all of which shall be borne by the Service Provider solely. To the extent required under any applicable law, the Company may withhold any tax from any payment to the Service Provider hereunder and remit the balance to the Service Provider.

6.	Confidentiality; Proprietary Rights

6.1
Confidentiality. The Service Provider recognizes and acknowledges that the systems (including specifications, programs and documentation), the methods and data, and the developments, designs, inventions, improvements, trade secrets and works of authorship, which the Company, or any employee thereof, owns, plans, or develops (whether for its own use or for use by its clients) are confidential and are the property of the Company. All of these materials and information will be referred to below as “Proprietary Information”.

The Service Provider further recognizes and acknowledges that any discoveries, developments, designs, inventions and improvements, directly or indirectly related to the business of the Company or its clients (the “Creations”) made or acquired by him and whether or not made or acquired by him in business hours or at the premises of the Company and whether or not made or acquired with the assistance of materials supplied by the Company and whether or not the Service Provider shall have been requested by the Company to make or acquire such Creations shall belong to the Company.

Upon request, the Service Provider will execute any instrument required to vest in the Company complete title and ownership to such Creations, and will at the request and expense of the Company execute any necessary instrument to obtain legal protection in Israel and foreign countries for such Creations and for the purposes of vesting title thereto in the Company, all without any additional compensation of any kind to the Service Provider.

6.2
Non-Disclosure. The Service Provider agrees that, except as directed by the Company, he will not, during the term of this Agreement and for an unlimited time thereafter, disclose to any third party or use, directly or indirectly, whether for his own benefit or the benefit of others, any Proprietary Information, or permit any third party to examine or make copies of any document (whether in written or any other form) which may contain or be derived from the Proprietary Information.

7.	Non-Competition

The Service Provider undertakes not, directly or indirectly (whether as owner, partner, consultant, employee or otherwise) at any time, during the term hereof and for five (5) years following the expiration or termination of this Agreement, to engage in any work or activity that is competitive with the Company’s activities or products actively marketed or under active development by the Company, nor to solicit any employee of the Company to resign from or otherwise leave the employment of the Company.

Independent Contractor

7.1
The relationship between the parties under this Agreement is strictly that of independent parties, where the Service Provider, acting solely as an independent contractor, shall supply the Services to the Company. Nothing herein shall be deemed to create the relationship of employer-employee, agency, joint venture or partnership between the parties or between either of the parties and any third person.

7.2	The Service Provider undertakes that he and/or anyone on his behalf shall not assert any claim against the Company, its shareholders, directors, officers or representatives any cause of action or claim in connection with employer-employee relations which may have allegedly existed between him and the Company, and if he does so, he shall indemnify the Company upon its first demand for any expense that may be occasioned to it in respect of or in connection with a claim as aforesaid, including attorney’s fees.

7.3	Without prejudice to the generality of the foregoing, it is hereby agreed that the Service Provider and anyone acting on his behalf shall not be entitled to receive from the Company any severance pay and/or any other payment and/or other consideration deriving from employer-employee relations and/or the termination thereof and/or any social benefits.

7.4	If for any reason whatsoever a competent authority, including a judicial body, determines that the Service Provider or any one on his behalf is the Company’s employee, the following provisions shall apply:

7.4.1
In lieu of the Consideration that was paid to the Service Provider from the Effective Date, the Service Provider shall be deemed to have been entitled only to a reduced consideration (gross) of 70% of the consideration actually paid to the Service Provider (the “Reduced Consideration”), and in such event the Service Provider shall be deemed only entitled to the Reduced Consideration retroactively from the Effective Date.

7.4.2
The Service Provider shall immediately refund to the Company any amount paid from the Effective Date that was paid in excess of the Reduced Consideration, linked to the Israeli consumer price index from the date of each payment to the date of actual refund.

8.	Miscellaneous

	8.1	Assignment. The Service Provider may not be assign any of his obligations or rights under this Agreement to any third party without the express prior written consent of the Company.

8.2
Complete Agreement. This Agreement constitutes the entire agreement between the parties with respect to the matters referred to herein, and no other arrangement, understanding or agreement, verbal or otherwise, shall be binding upon the parties hereto.

If this Agreement shall become effective (i.e., if the Approvals are received), then concurrently therewith, without any further action, the Existing Service Agreement shall be terminated effective retroactively as of the Effective Date.

8.3
Governing Law, Jurisdiction. This Agreement shall be governed by and construed exclusively according to the laws of the State of Israel, and any dispute arising under or in connection herewith shall be presented in and determined exclusively by the courts of the state of Israel.

8.4
No Waiver. No failure or delay on the part of either party hereto in exercising any right, power or remedy thereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Any waiver granted thereunder must be in writing and shall be valid only in the specific instance in which given.

8.5
Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

8.6
Notices. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

if to the Company:	Vuance Ltd.
Sagid House, 1 HaMalit Street
Hasharon Industrial Park
Qadima 60920

if to the Service Provider:	Eli Rozen
3 Tiran Street
Herzelia 46638

Any notice sent in accordance with this Section 8.6 shall be effective (i) if mailed by registered or certified mail, four (4) business days after mailing, (ii) if sent by messenger, upon actual receipt or refusal thereof, and (iii) if sent via facsimile, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt (provided, however, that any notice of change of address shall only be valid upon receipt).

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first above written.

Vuance Ltd.	Eli Rozen

By:
Name: Eyal Tuchman
Title: Authorized by the board of directors

Appendix D2

Services Agreement

This Services Agreement (the “Agreement”) is made and entered into as of July 8, 2010, by and between Vuance Ltd., a company existing under the laws of the State of Israel (the “Company”) and Jacob Hassan, ID No. 062269717 (the “Service Provider”).

Whereas
the Company and the Service Provider are parties to a certain Service Agreement, dated as of November 1, 2001, which provides that the Service Provider will render to the Company certain services (such agreement, as amended, the “Existing Service Agreement”); and

Whereas
the Company is aware of the Service Provider’s skills and abilities and desires to continue to receive from the Service Provider services pursuant to the terms and conditions as set forth in this Agreement; and

Whereas	the Service provider agrees to provide such services to the Company on such terms and conditions;

Now, therefore, the parties hereto agree as follows:

1.	General

	1.1	The preamble to this Agreement constitutes an integral part hereof.

	1.2	The headings of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in interpreting this Agreement.

2.	The Services

Subject to the approval of this Agreement by the appropriate organs of the Company as required by applicable law (the “Approvals”), the Company hereby engages the Service Provider and the Service Provider hereby agrees to provide the Company with ongoing consulting services as may be reasonably required by the Company (the “Services”), commencing on July 8, 2010 (the “Effective Date”). The Services shall be rendered in a diligent, conscientious and professional manner, pursuant to guidelines and procedures set forth by the Board of Directors of the Company from time to time.

2.1
The Service Provider acknowledges that the Services will require devotion of time and attendance according to the needs of the Company. The Services shall be to the satisfaction of the Company, as determined in the unrestricted discretion of the Board of Directors of the Company.

3.	Representation and Warranties of the Service Provider

The Service Provider represents and warrants the following:

3.1
That subject to the receipt of the Approvals, there are no legal, contractual or any other restrictions limiting his ability to perform the Services under this Agreement in accordance with the terms hereof.

	3.2	That he has the necessary knowledge and experience and is capable of competently and diligently providing all the services under this Agreement.

3.3
That, subject to the payment by the Company of the consideration due to him under the Existing Service Agreement or such amount in lieu thereof as may be determined according to a general debt settlement arrangement which the Company contemplates to bring to the approval of the court pursuant to Section 350 of the Companies Law, 1999-5760, or any other general debt arrangement, he irrevocably waives any claims he has and/or will have against the Company arising from or in connection with the Existing Service Agreement or the termination thereof. The Service Provider agrees that in such general debt settlement arrangement, he will be entitled to an amount equal to 40% of the consideration due to him as at the Effective Date under the Existing Services Agreement.

4.	Term and Termination

4.1
Subject to the receipt of the Approvals, this Agreement shall enter into force and effect on the Effective Date and shall continue in force until the earliest of: (i) the second anniversary of the Effective Date, (ii) the termination, for any reason, of the Company’s Registru Project in Moldova (the “Project”), including in the event of sale by the Company of the Project or the assignment by the Company of its rights and obligations with respect thereto, and (iii) the termination of this Agreement pursuant to the provisions hereof or applicable law.

	4.2	The Service Provider may terminate this Agreement by providing thirty (30) days prior written notice to the Company.

4.3
This Agreement may be terminated by the Company immediately, by written notice to the Service Provider, upon the occurrence of any of the following events: (a) a perpetration by the Service Provider of a criminal offence, or a breach of trust or impairment to the Company, its monies, property, assets or employees by the Service Provider; (b) a breach of the Service Provider’s undertakings with regard to confidentiality, intellectual property or non-competition; (c) any other breach by the Service Provider of this Agreement which has not been cured within thirty (30) days following receipt of a written notice of such breach.

4.4
In any event of termination of this Agreement for any reason whatsoever, the Service Provider shall assist the Company with an orderly transfer of all of the Service Provider’s activities to any other person or entity chosen by the Company.

5.	Consideration

5.1
The Company shall pay the Service Provider for the Services a monthly fee of $3,000 (the “Consideration”). The Consideration shall be payable to the Service Provider no later than the tenth (10th) day of the month next ensuing the month in respect of which it is payable.

In the event of the sale of the Project by the Company, including through the assignment by the Company of its rights and obligations with respect thereto, during the term hereof, the Company shall pay to the Service Provider an amount of $72,000 less the total amount of Consideration theretofore paid to him).

5.2
In addition to the Consideration, the Company shall (i) grant to the Service Provider an option, pursuant to the Company’s SOP prevailing at the time of the grant, to purchase up to 100,000 ordinary shares of the Company, at a purchase price, with a vesting period and exercisable during such period of time, as the Board of Directors or the committee which manages the SOP determines in accordance with that which is customary in the Company at such time, and (ii) as long as the Service Provider provides the Company with the Services under this Agreement, bear all reasonable costs and expenses incurred by the Service Provider in connection with the Services, in accordance with the Company’s reimbursement rules and procedures in force from time to time.

5.3
Other than as expressly provided for in this Agreement, the Service Provider shall not be entitled to any other payment or consideration of any type or nature whatsoever, including, without limitation, any fees, bonuses, reimbursement for expenses or the like.

	5.4	Each payment shall be made against an invoice issued by the Service Provider’ to the full satisfaction of the Company. Applicable Value Added Tax shall be added to each payment.

5.5
Subject to the provision of section 5.4, the payments to be made by the Company to the Service Provider hereunder are inclusive of all taxes, levies and other compulsory payments of any kind, all of which shall be borne by the Service Provider solely. To the extent required under any applicable law, the Company may withhold any tax from any payment to the Service Provider hereunder and remit the balance to the Service Provider.

6.	Confidentiality; Proprietary Rights

6.1
Confidentiality. The Service Provider recognizes and acknowledges that the systems (including specifications, programs and documentation), the methods and data, and the developments, designs, inventions, improvements, trade secrets and works of authorship, which the Company, or any employee thereof, owns, plans, or develops (whether for its own use or for use by its clients) are confidential and are the property of the Company. All of these materials and information will be referred to below as “Proprietary Information”.

The Service Provider further recognizes and acknowledges that any discoveries, developments, designs, inventions and improvements, directly or indirectly related to the business of the Company or its clients (the “Creations”) made or acquired by him and whether or not made or acquired by him in business hours or at the premises of the Company and whether or not made or acquired with the assistance of materials supplied by the Company and whether or not the Service Provider shall have been requested by the Company to make or acquire such Creations shall belong to the Company.

Upon request, the Service Provider will execute any instrument required to vest in the Company complete title and ownership to such Creations, and will at the request and expense of the Company execute any necessary instrument to obtain legal protection in Israel and foreign countries for such Creations and for the purposes of vesting title thereto in the Company, all without any additional compensation of any kind to the Service Provider.

6.2
Non-Disclosure. The Service Provider agrees that, except as directed by the Company, he will not, during the term of this Agreement and for an unlimited time thereafter, disclose to any third party or use, directly or indirectly, whether for his own benefit or the benefit of others, any Proprietary Information, or permit any third party to examine or make copies of any document (whether in written or any other form) which may contain or be derived from the Proprietary Information.

7.	Non-Competition

The Service Provider undertakes not, directly or indirectly (whether as owner, partner, consultant, employee or otherwise) at any time, during the term hereof and for five (5) years following the expiration or termination of this Agreement, to engage in any work or activity that is competitive with the Company’s activities or products actively marketed or under active development by the Company, nor to solicit any employee of the Company to resign from or otherwise leave the employment of the Company.

Independent Contractor

7.1
The relationship between the parties under this Agreement is strictly that of independent parties, where the Service Provider, acting solely as an independent contractor, shall supply the Services to the Company. Nothing herein shall be deemed to create the relationship of employer-employee, agency, joint venture or partnership between the parties or between either of the parties and any third person.

7.2
The Service Provider undertakes that he and/or anyone on his behalf shall not assert any claim against the Company, its shareholders, directors, officers or representatives any cause of action or claim in connection with employer-employee relations which may have allegedly existed between him and the Company, and if he does so, he shall indemnify the Company upon its first demand for any expense that may be occasioned to it in respect of or in connection with a claim as aforesaid, including attorney’s fees.

	7.3	Without prejudice to the generality of the foregoing, it is hereby agreed that the Service Provider and anyone acting on his behalf shall not be entitled to receive from the Company any severance pay and/or any other payment and/or other consideration deriving from employer-employee relations and/or the termination thereof and/or any social benefits.

	7.4	If for any reason whatsoever a competent authority, including a judicial body, determines that the Service Provider or any one on his behalf is the Company’s employee, the following provisions shall apply:

7.4.1
In lieu of the Consideration that was paid to the Service Provider from the Effective Date, the Service Provider shall be deemed to have been entitled only to a reduced consideration (gross) of 70% of the consideration actually paid to the Service Provider (the “Reduced Consideration”), and in such event the Service Provider shall be deemed only entitled to the Reduced Consideration retroactively from the Effective Date.

7.4.2
The Service Provider shall immediately refund to the Company any amount paid from the Effective Date that was paid in excess of the Reduced Consideration, linked to the Israeli consumer price index from the date of each payment to the date of actual refund.

8.	Miscellaneous

	8.1	Assignment. The Service Provider may not be assign any of his obligations or rights under this Agreement to any third party without the express prior written consent of the Company.

	8.2	Complete Agreement. This Agreement constitutes the entire agreement between the parties with respect to the matters referred to herein, and no other arrangement, understanding or agreement, verbal or otherwise, shall be binding upon the parties hereto.

If this Agreement shall become effective (i.e., if the Approvals are received), then concurrently therewith, without any further action, the Existing Service Agreement shall be terminated effective retroactively as of the Effective Date.

	8.3	Governing Law, Jurisdiction. This Agreement shall be governed by and construed exclusively according to the laws of the State of Israel, and any dispute arising under or in connection herewith shall be presented in and determined exclusively by the courts of the state of Israel.

	8.4	No Waiver. No failure or delay on the part of either party hereto in exercising any right, power or remedy thereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Any waiver granted thereunder must be in writing and shall be valid only in the specific instance in which given.

8.5	Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

8.6	Notices. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

if to the Company:	Vuance Ltd.
Sagid House, 1 HaMalit Street
Hasharon Industrial Park
Qadima 60920

if to the Service Provider:	Jacob Hassan
21 Shenat Ha’Yovel Street
Hod Ha’Sharon 45304

Any notice sent in accordance with this Section 8.6 shall be effective (i) if mailed by registered or certified mail, four (4) business days after mailing, (ii) if sent by messenger, upon actual receipt or refusal thereof, and (iii) if sent via facsimile, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt (provided, however, that any notice of change of address shall only be valid upon receipt).

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first above written.

Vuance Ltd.	Jacob Hassan

By:
Name: Eyal Tuchman
Title: Authorized by the board of directors

Appendix D3

Services Agreement

This Services Agreement (the “Agreement”) is made and entered into as of July 8, 2010, by and between Vuance Ltd., a company existing under the laws of the State of Israel (the “Company”) and Avi Landman, ID No. 067151761 (the “Service Provider”).

Whereas
the Company and the Service Provider are parties to a certain Service Agreement, dated as of November 1, 2001, which provides that the Service Provider will render to the Company certain services (such agreement, as amended, the “Existing Service Agreement”); and

Whereas	the Service Provider has recently submitted a resignation letter from the Board of Directors of the Company; and

Whereas
the Company is aware of the Service Provider’s skills and abilities and desires to continue to receive from the Service Provider services pursuant to the terms and conditions as set forth in this Agreement even after such resignation; and

Whereas	the Service provider agrees to provide such services to the Company on such terms and conditions;

Now, therefore, the parties hereto agree as follows:

1.	General

	1.1	The preamble to this Agreement constitutes an integral part hereof.

	1.2	The headings of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in interpreting this Agreement.

2.	The Services

Subject to the approval of this Agreement by the appropriate organs of the Company as required by applicable law (the “Approvals”), the Company hereby engages the Service Provider and the Service Provider hereby agrees to provide the Company with management services with respect to the Company’s Prime Minister Project (the “Services” and the “Project”, respectively), commencing on July 8, 2010 (the “Effective Date”). The Services shall be rendered in a diligent, conscientious and professional manner, pursuant to guidelines and procedures set forth by the Board of Directors of the Company from time to time.

2.1
The Service Provider acknowledges that the Services will require devotion of time and attendance according to the needs of the Company in connection with the Project. The Services shall be to the satisfaction of the Company, as determined in the unrestricted discretion of the Board of Directors of the Company.

3.	Representations and Warranties of the Service Provider

The Service Provider represents and warrants the following:

3.1
That subject to the receipt of the Approvals, there are no legal, contractual or any other restrictions limiting his ability to perform the Services under this Agreement in accordance with the terms hereof.

	3.2	That he has the necessary knowledge and experience and is capable of competently and diligently providing all the services under this Agreement.

3.3
That, subject to the payment by the Company of the consideration due to him under the Existing Service Agreement or such amount in lieu thereof as may be determined according to a general debt settlement arrangement which the Company contemplates to bring to the approval of the court pursuant to Section 350 of the Companies Law, 1999-5760, or any other general debt arrangement, he irrevocably waives any claims he has and/or will have against the Company arising from or in connection with the Existing Service Agreement or the termination thereof. The Service Provider agrees that in such general debt settlement arrangement, he will be entitled to an amount equal to 40% of the consideration due to him as at the Effective Date under the Existing Services Agreement.

4.	Term and Termination

4.1
Subject to the receipt of the Approvals, this Agreement shall enter into force and effect on the Effective Date and shall continue in force until the earlier of: (i) the second anniversary of the Effective Date, and (ii) the termination of this Agreement pursuant to the provisions hereof or applicable law.

	4.2	The Service Provider may terminate this Agreement by providing thirty (30) days prior written notice to the Company.

4.3
This Agreement may be terminated by the Company immediately, by written notice to the Service Provider, upon the occurrence of any of the following events: (a) a perpetration by the Service Provider of a criminal offence, or a breach of trust or impairment to the Company, its monies, property, assets or employees by the Service Provider; (b) a breach of the Service Provider’s undertakings with regard to confidentiality, intellectual property or non-competition; (c) any other breach by the Service Provider of this Agreement which has not been cured within thirty (30) days following receipt of a written notice of such breach.

4.4
In any event of termination of this Agreement for any reason whatsoever, the Service Provider shall assist the Company with an orderly transfer of all of the Service Provider’s activities to any other person or entity chosen by the Company, in compliance with and subject to the special security requirements of the customer.

5.	Consideration

5.1
The Company shall pay the Service Provider for the Services a monthly fee of $3,000 (the “Consideration”). The Consideration shall be payable to the Service Provider no later than the tenth (10th) day of the month next ensuing the month in respect of which it is payable.

5.2
In addition to the Consideration, the Company shall (i) grant to the Service Provider an option, pursuant to the Company’s then prevailing SOP, to purchase up to 50,000 ordinary shares of the Company, at a purchase price, with a vesting period and exercisable during such period of time, as the Board of Directors or the committee which manages the SOP determines in accordance with that which is customary in the Company at such time, (ii) as long as the Service Provider provides the Company with the Services under this Agreement, (a) bear all reasonable costs and expenses incurred by the Service Provider in connection with the Services, in accordance with the Company’s reimbursement rules and procedures in force from time to time, and (b) provide the Service Provider with a Company owned cellular phone and an automobile (which shall not be of a lesser type or quality than the car currently provided to the Service Provider under the Existing Services Agreement), including reimbursement of all related maintenance, fuel, repairs, insurance and other costs.

5.3
Other than as expressly provided for in this Agreement, the Service Provider shall not be entitled to any other payment or consideration of any type or nature whatsoever, including, without limitation, any fees, bonuses, reimbursement for expenses or the like.

	5.4	Each payment shall be made against an invoice issued by the Service Provider, to the full satisfaction of the Company. Applicable Value Added Tax shall be added to each payment.

5.5
Subject to the provision of section 5.4, the payments to be made by the Company to the Service Provider hereunder are inclusive of all taxes, levies and other compulsory payments of any kind, all of which shall be borne by the Service Provider solely. To the extent required under any applicable law, the Company may withhold any tax from any payment to the Service Provider hereunder and remit the balance to the Service Provider.

6.	Confidentiality; Proprietary Rights

6.1
Confidentiality. The Service Provider recognizes and acknowledges that the systems (including specifications, programs and documentation), the methods and data, and the developments, designs, inventions, improvements, trade secrets and works of authorship, which the Company, or any employee thereof, owns, plans, or develops (whether for its own use or for use by its clients) are confidential and are the property of the Company. All of these materials and information will be referred to below as “Proprietary Information”.

The Service Provider further recognizes and acknowledges that any discoveries, developments, designs, inventions and improvements, directly or indirectly related to the business of the Company or its clients (the “Creations”) made or acquired by him and whether or not made or acquired by him in business hours or at the premises of the Company and whether or not made or acquired with the assistance of materials supplied by the Company and whether or not the Service Provider shall have been requested by the Company to make or acquire such Creations shall belong to the Company.

Upon request, the Service Provider will execute any instrument required to vest in the Company complete title and ownership to such Creations, and will at the request and expense of the Company execute any necessary instrument to obtain legal protection in Israel and foreign countries for such Creations and for the purposes of vesting title thereto in the Company, all without any additional compensation of any kind to the Service Provider.

6.2
Non-Disclosure. The Service Provider agrees that, except as directed by the Company, he will not, during the term of this Agreement and for an unlimited time thereafter, disclose to any third party or use, directly or indirectly, whether for his own benefit or the benefit of others, any Proprietary Information, or permit any third party to examine or make copies of any document (whether in written or any other form) which may contain or be derived from the Proprietary Information.

7.	Non-Competition

The Service Provider undertakes not, directly or indirectly (whether as owner, partner, consultant, employee or otherwise) at any time, during the term hereof and for five (5) years following the expiration or termination of this Agreement, to engage in any work or activity that is competitive with the Company’s activities or products in the area of RFID actively marketed or under active development by the Company, and for a period of one (1) year following the expiration or termination of this Agreement to engage in any work or activity that is competitive with the Company’s activities in connection with the Project, nor to solicit any employee of the Company to resign from or otherwise leave the employment of the Company.

Independent Contractor

7.1
The relationship between the parties under this Agreement is strictly that of independent parties, where the Service Provider, acting solely as an independent contractor, shall supply the Services to the Company. Nothing herein shall be deemed to create the relationship of employer-employee, agency, joint venture or partnership between the parties or between either of the parties and any third person.

	7.2	The Service Provider undertakes that he and/or anyone on his behalf shall not assert any claim against the Company, its shareholders, directors, officers or representatives any cause of action or claim in connection with employer-employee relations which may have allegedly existed between him and the Company, and if he does so, he shall indemnify the Company upon its first demand for any expense that may be occasioned to it in respect of or in connection with a claim as aforesaid, including attorney’s fees.

	7.3	Without prejudice to the generality of the foregoing, it is hereby agreed that the Service Provider and anyone acting on his behalf shall not be entitled to receive from the Company any severance pay and/or any other payment and/or other consideration deriving from employer-employee relations and/or the termination thereof and/or any social benefits.

	7.4	If for any reason whatsoever a competent authority, including a judicial body, determines that the Service Provider or any one on his behalf is the Company’s employee, the following provisions shall apply:

7.4.1
In lieu of the Consideration that was paid to the Service Provider from the Effective Date, the Service Provider shall be deemed to have been entitled only to a reduced consideration (gross) of 70% of the consideration actually paid to the Service Provider (the “Reduced Consideration”), and in such event the Service Provider shall be deemed only entitled to the Reduced Consideration retroactively from the Effective Date.

7.4.2
The Service Provider shall immediately refund to the Company any amount paid from the Effective Date that was paid in excess of the Reduced Consideration, linked to the Israeli consumer price index from the date of each payment to the date of actual refund.

8.	Miscellaneous

	8.1	Assignment. The Service Provider may not be assign any of his obligations or rights under this Agreement to any third party without the express prior written consent of the Company.

	8.2	Complete Agreement. This Agreement constitutes the entire agreement between the parties with respect to the matters referred to herein, and no other arrangement, understanding or agreement, verbal or otherwise, shall be binding upon the parties hereto.

If this Agreement shall become effective (i.e., if the Approvals are received), then concurrently therewith, without any further action, the Existing Service Agreement shall be terminated effective retroactively as of the Effective Date.

8.3
Governing Law, Jurisdiction. This Agreement shall be governed by and construed exclusively according to the laws of the State of Israel, and any dispute arising under or in connection herewith shall be presented in and determined exclusively by the courts of the state of Israel.

8.4
No Waiver. No failure or delay on the part of either party hereto in exercising any right, power or remedy thereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Any waiver granted thereunder must be in writing and shall be valid only in the specific instance in which given.

8.5
Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

8.6
Notices. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

if to the Company:	Vuance Ltd.
Sagid House, 1 HaMalit Street
Hasharon Industrial Park
Qadima 60920

if to the Service Provider:	Avi Landman
99 Hagdud Haivri Street
Kiriat Haim 26306

Any notice sent in accordance with this Section 8.6 shall be effective (i) if mailed by registered or certified mail, four (4) business days after mailing, (ii) if sent by messenger, upon actual receipt or refusal thereof, and (iii) if sent via facsimile, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt (provided, however, that any notice of change of address shall only be valid upon receipt).

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first above written.

Vuance Ltd.	Avi Landman

By:
Name: Eyal Tuchman
Title: Authorized by the board of directors

Appendix E

Vuance Ltd.
("The company")
To:
(Position)

Statement of Exemption and Indemnification

Whereas on ___ of ___ 2010, the Company’s Directorate and the Audit Committee decided to authorize the company’s undertaking to exempt and indemnify position holders in the company, according to the Companies Law 1999 (hereinafter: “Companies Law”) and the terms of exemption and indemnification as specified in this statement;

And whereas on _____ the general meeting of the company approved the mentioned decision, we hereby notify of the following:

1.	Exemption from Liability

The company hereby exempts you from any liability towards the company, any damage cause and/or that will be caused to the company as a result of a breach of the duty of care towards the company.

2.	Undertaking to Indemnify

Without derogating the company’s right to indemnify you retroactively according to the company articles of association, the company hereby undertakes as follows:

2.1
To indemnify you for any liability or expense, as specified below, imposed on you in Israel or abroad, as a result of actions you took (including actions prior to the date of this statement) and/or that you will take by virtue of the position you hold in the company, directly or indirectly related to one or more of the types of incidents specified in the addition to this statement, providing that the maximum amount of indemnification will not exceed the amount detailed in section 2.2 below.

2.1.1Financial liability ruled in favor of another person, including a ruling given in a settlement or the ruling of an arbitrator approved by the court;
Reasonable legal fees, including lawyer’s costs, spent or debited by the court, in a procedure submitted against you by the company or in its name or by an other person, or a criminal charge from which you are acquitted, or a criminal charge in which you are convicted in a crime that does not require proof of criminal thought.

2.2
The sum of indemnification the company will pay all its position holders, accumulatively, according to al of the indemnification statements issued by the company according to the indemnification decision, due to one or more of the incidents specified in appendix A, will not exceed 4 million NIS; plus amounts received, should they be received from an insurance company in the framework of insurance the company issued (hereinafter: “the maximum sum of indemnification”).

2.3
If and as far as the sum of the amounts of indemnification the company is required to pay to its position holders, as mentioned in section 2.1 above, will exceed the maximum sum of indemnification or the balance of the maximum sum of indemnification at the time according to section 2.2 above, the remaining sum of indemnification will be divided between the position holders entitled to indemnification, in a manner in which the amount of indemnification that each position holder receives, in practice, will be calculated according to the ratio between the sum of indemnification each position holder is entitled to and the total sum all of the position holders are entitled to, accumulatively, for the specific incident.

2.4
Upon the occurrence of an incident for which you are entitled to indemnification according to the aforementioned, the company will place at your service, from time to time, the amounts required to cover the expenses and costs of dealing with the legal procedure, so you will not be required to pay or fund them yourself, subject to the terms and provisions of this statement of indemnification.

2.5
To dismiss any doubt it is hereby clarified, that upon the occurrence of an incident for which you are entitled to indemnification, you are entitled to contact an adv. of status as you choose, with the exception of an adv. that is not acceptable to the company for reasonable reasons providing you notify the company of the identity of the adv. as soon as the need rises. IF you fail to notify the company as mentioned, the company will be entitled to appoint an adv, for you, according to its discretion.

3.	Undertaking for indemnification according to this statement is subject to the mentioned below in this section

3.1
You will notify the company of any legal procedure opened against you regarding any occurrence for which the indemnification may apply and of any threat you receive in writing according to which a legal measures will be taken against you, at the proper speed as soon as you learn of this and you will transfer to the company or to whoever the company instructs you, any document related to the legal procedure.

3.2
Should the company appoint an adv. for you according to section 2.5 above, the company will be entitled to take the treatment of your defense upon itself in the legal procedure and/or to transfer treatment to any adv. the company chooses for this matter (except for an adv. that is not acceptable to you for reasonable reasons), providing all of the following accumulated conditions are met: (a) the company notified within 45 days from the day the aforementioned notice was given as mentioned in section 3.1 above (or a shorter period- if required to submit you r statement of defense or response), that it will indemnify the holder of the indemnification statement according to this statement; (b) the legal procedure against the holder of the indemnification statement will only include claims for financial compensation. The company and/or the mentioned adv. will be entitled to act in the framework of dealing with this procedure at their discretion and terminate the procedure; the appointed adv. will act and will be obligated in fidelity duty to you and the company. In any case in which a conflict of interests rises between you and the company, the adv. will notify you and you will be entitled to take an adv. on your behalf and the provisions of this statement will apply to the expenses you have due to this appointment. If the company chooses to reach a settlement in a financial debt or to resolve a dispute with arbitration, the company will be entitled to do so providing the claim and/or threat against you is fully removed. According to the company’s request you will sign any document authorizing the company and/or an adv. as mentioned to deal with your defense on your behalf and represent you in the matter, in accordance with the aforementioned.

3.3
You will cooperate with the company and/or any adv. as aforementioned in any reasonable manner requested by them in the framework of their treatment of the legal procedure, providing the company covers all your related costs so you do not need to pay them or fund them yourself, all subject to section 2.2 above.

3.4
Whether the company acts according to section 3.2 above or not, it will deal with all of the additional costs and payments mentioned in section 2.1 above, so you do not need to pay them or fund them yourself, thus without derogating the promised indemnification according to this statement, subject to section 2.2 above.

3.5
Your indemnification regarding any legal procedure taken against you, as mentioned in this statement, will not apply to any sum you pay as a result of a settlement or arbitration, unless the company agreed in writing to the settlement or arbitration.

3.6
The company will not be required according to this statement, funds paid to you or for you or in your place in any way in the framework of insurance (which the company ordered) or any undertaking to indemnify of any party beside the company. To remove any doubt, it is clarified that the sum of the indemnification according to this statement will apply beyond (and in addition) to the amount paid (if it is paid) in the framework of the insurance and/or indemnification as mentioned.

3.7
Upon the submittal of your request for payment in any case according to this statement, the company will take all measures required by law to make the payment and will act to settle any approval necessary. If any approval is required as mentioned in the payment above and the payment is not approved for any reason, this payment or any part that was not approved will be subject to the court’s approval and the company will act to receive it.

4.
The company’s undertakings according to this statement will stand in your favor after the completion of your service for the company providing that the actions for which the exemption from liability or the undertaking to provide indemnification were and/or will be during the period of your employment or service for the company. In addition, the company’s undertakings according to this statement will stand for your successors as well, including your estate and subrogate directors appointed for you by law.

5.
In any case in which the company pays you or in your place any sums in the framework of this statement regarding a legal procedure as mentioned and later it becomes clear that you are not entitled to indemnification for these sums from the company, these sums will be considered a loan granted by the company, linked to the CPI and you will be required to return these sums to the company when you are requested to do so in writing, according to the payment settlement the company determines.

6.	In this statement of indemnification-

“Position holder”- according to its meaning in the Companies Law, including company employees.

“Action”-

Or any derivative- including, a decision and/or failure and including your actions prior to the date of this statement of indemnification during the period of your service as a position holder of the company.

All of the aforementioned in the male tense, refers to the female tense as well.

7.
The company’s undertakings according to this statement of indemnification will be interpreted widely and in a manner intended to meet them, as permitted by law, for the purposes intended. In any case of a contradiction between any provision of this statement of indemnification and any provision of a law that cannot be conditioned, changed or added to, the mentioned law will decide. However, this will not harm or derogate the validity of the other provisions of this statement of indemnification.

8.	The additions to this statement of indemnification are an inseparable part of it.

As evidence the company signs, through its authorized signers.

Vuance Ltd:

I confirm that I accept this statement and agree to all of its terms:
Signature:
Date:

The Additions

Subject to the provisions of the law, these are the types of occurrences:

1.
Issuing securities, including but without derogating from the generality of the aforementioned, offering securities issued or that will be issued by the company, acquisition offers and other procedures, according to prospects, private offers, shares issued, benefits or any method of securities offered, as well as any other actions regarding the company’s capital.

2.
A transaction as meant in section 1 of the Companies Law including transfer, sale or purchase of assets or undertakings, including securities or granting or receiving rights to these, as well as any action directly or indirectly connected to the transaction.

3.
A report or notice submitted according to the Companies Law or the Securities Law 1968, including regulations by virtue of these laws or according to the regulations or instructions customary in the Israel Stock Exchange or abroad, or a law of a different country regulating similar matters and/or refraining from submitting a report or notice as mentioned.

4.
Actions the company takes in its field of business, holdings, investments, commerce, development, finances, investment in securities and purchasing securities or additional right in corporations and other actions of the company and the integrated corporations permitted by law;

5.	Occurrences that significantly affected or might have affected the profitability of the company or its property or rights or obligations;

6.	Occurrences related to employment terms of workers and employee- employer relations including promoting employees, treatment of pension benefits, insurance and savings, options and other benefits;

7.	Any decision regarding division, as defined in the Companies Law.

8.
Any legal procedure, in Israel or abroad, in matters related, directly or indirectly, to the environment or the provisions of laws, regulations, procedures or standards as applied in Israel or abroad regarding environmental issues;

9.	Any legal procedure, in Israel or abroad, in matters related, directly or indirectly, to antitrust limitations, including limiting settlements, monopoles and mergers;

10.
Changing or reorganization  of the company’s organizational structure or any decision regarding them, including but without derogating the generality of the aforementioned, merger, splitting, changes in company capital, establishing subsidiary companies, dismantling or selling them, allocation or division.

11.
A verbal expression or utterance, including expressing a position or opinion in good faith by the position holder during the period in which he served in the position and by virtue of the position, including in the framework of the directorate meetings or one of its committees.

12.	An action contradicting the company’s articles of association or memorandum.

13.	Any of the types of occurrences specified above, regarding the service of the position holder in a corporation controlled by the company or a related corporation.

14.	Any action that caused bodily damage, illness, death, damage to property, including losing the ability to use of it;

15.	Any action that led to a lack of making proper insurance arrangements.

16.	An action and/or failure that led to a non-deliberate breach of any rights regarding intellectual property, including patents, models, copyrights, etc.

The indemnification will not apply due to financial liability of the position holder due to one of the following:

(a)	A breach of the duty of loyalty, unless he acted in good faith and there was a reasonable foundation to believe that the action would not harm the good of the company;

(b)	A intentional or reckless breach of the duty of care;

(c)	An action with the intent of obtaining unlawful personal gain;

(d)	A fine or ransom imposed on him;

(e)	A counter claim submitted by the position holder against the company as a result of a claim the company submits against him.